Mail Stop 4561

November 16, 2006

David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, New York 10004

> **RE:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for Fiscal Year Ended November 25, 2005**
> **Filed February 7, 2006**
> **File No. 001-14965**

Dear Mr. Viniar,

We have completed our review of your Form 10-K and have no further comments at this time. We note that the EITF is currently deliberating on the application of the AICPA Audit and Accounting Guide, Brokers and Dealers in Securities, to entities that engage in commodity trading activities. Once the EITF has taken action we may have further comments regarding your application of this guide and your fair value accounting policies.

Sincerely,

Kevin Vaughn
Branch Chief